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                                                              EXHIBIT 99.(a)(11)


PRESS RELEASE
-------------

ITW COMPLETED CASH TENDER OFFER FOR TRIDENT INTERNATIONAL, INC.


         Glenview, IL-February 11, 1999. Illinois Tool Works Inc. (NYSE: ITW) announced today that its cash tender offer for all outstanding shares of common stock, par value of $.01 per share, of Trident International, Inc. (NASDAQ:
TRDT), expired, as scheduled, at 12:00 Midnight, New York City time, on Wednesday, February 10, 1999.

         ITW, through its wholly owned subsidiary making the offer, has accepted for purchase all shares validly tendered and not withdrawn prior to the expiration of the offer. Based on information provided by First Chicago Trust Company of New York, as depositary, approximately 6,341,414 shares, representing over 97% of all outstanding shares, have been validly tendered (including approximately 146,817 shares subject to guarantee of delivery).

         Trident will be merged with a wholly owned subsidiary of ITW, and any Trident share not previously purchased in the tender offer will be converted into the right to receive $16.50 in cash, net to the seller, without interest. The completion of the merger is expected to occur on Wednesday, February 17, 1999.

         ITW is a global diversified manufacturer of highly engineered components and industrial systems. The company has 400 operations in 34 countries and approximately 29,200 employees.



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